News Release
Appointment of new CPA firm

Seattle, Washington - April 24, 2002 - L&L Financial Holdings Inc ("L&L"), a Nevada reporting company announced today that the Board of L&L retains Moores Rowland International as its auditor for the audit of the L&L's financial statements for the period ended February 28, 2002.

Mr. Dickson Lee, Chairman & CEO of the Company said, "We are pleased to announce that the Board has engaged Moores Rowland International, an international CPA firm, to conduct the Company's statutory financial review and audit. Moores Rowland was established for many years and is a major established accountants firm in Hong Kong. As L&L has significant presences in Hong Kong, it is my belief that retaining Moores Rowland is beneficial for the Company in its strategic move towards listing and trading its stock in the United States."

For additional information, please contact L & L Financial Holdings, Inc. (206) 443-1411 ask for Kylee Krida, assistant to the President.

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